Exhibit 8.2
March 27, 2006
Board of Directors
Royal American Corporation
1604 West Colonial Parkway
Inverness, IL 60067

Re:	Certain material United States federal income tax consequences of the merger of Royal American Corporation with and into Midwest Banc Holdings, Inc. to the holders of Royal American Corporation common stock who exchange such stock for (1) shares of Midwest Banc Holdings, Inc. common stock, (2) cash, or (3) a combination of the cash and Midwest Banc Holdings, Inc. common stock
To the Members of the Board:
You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Royal American Corporation (“Royal American”), a Delaware corporation, with and into Midwest Banc Holdings, Inc. (“Midwest Banc”), a Delaware corporation, (the “Merger”), pursuant to the Agreement and Plan of Merger Between Midwest Banc Holdings, Inc. and Royal American Corporation, dated as of February 8, 2006 (the “Agreement”). Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.
The proposed transaction and the parties are described in the Agreement. The Agreement provides that Crowe Chizek and Company LLC shall provide Royal American with a tax opinion dated as of the effective date. In rendering the opinion as of the Effective Time, we received and relied upon certain written representations of Royal American and Midwest Banc related to the transaction (“Representations”). We have made such inquiries and have examined such documents and records, including: (i) the Agreement (including exhibits); (ii) the Registration Statement on Form S-4 (the “Registration Statement”) filed by Midwest Banc with the Securities and Exchange Commission (the “SEC”); (iii) the Stock Election Form and Letter of Transmittal; and (iv) such other matters as we have deemed relevant for the purpose of this opinion. Further, we will rely upon the statements of facts contained in the examined documents, particularly the Agreement. In such examination, we have assumed the genuineness of all signatures, the legal capacity of the signatories to the documents, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, and the authenticity of the originals of such latter documents.

Board of Directors
March 27, 2006

Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations thereunder (the “Treasury Regulations”), and upon current Internal Revenue Service (the “Service”) published rulings and existing court decisions, any of which could be changed at any time. Our opinion is also based, in part, on the assumption that the transactions will be consummated strictly in accordance with applicable laws and regulations, the terms and conditions of the Agreement, and the facts, assumptions and Representations set forth or referred to herein, and that such facts, assumptions and Representations are accurate as of the date hereof and will be accurate at the Effective Time of the Merger. Our understanding of the facts, our opinion and the limitations on our opinion are detailed below.
Statement of Facts
For what have been stated to be valid business reasons, Royal American and Midwest Banc desire to effect a merger. The facts and circumstances surrounding the transaction are quite detailed and are described at length in the Agreement and the Registration Statement. The Agreement, the Registration Statement, and the Representations set forth or referred to herein are incorporated herein as part of the Statement of Facts. The Agreement provides for a statutory merger under Delaware General Corporation Law of Royal American with and into Midwest Banc. Upon completion of the Merger, the separate existence of Royal American shall cease, with Midwest Banc surviving as the continuing corporation and continuing the historic business of Royal American. Midwest Banc will exchange cash and shares of its common stock for shares of Royal American common stock. Royal American stockholders who do not exercise their appraisal rights under Delaware law and who receive Midwest Banc common stock in the Merger will become Midwest Banc stockholders, with the rights governed by Delaware law and Midwest Banc’s amended and restated certificate of incorporation and restated by-laws.
In order to effect the Merger, each share of Royal American common stock which is issued and outstanding immediately prior to the Effective Time (other than shares of Royal American common stock held in treasury of Royal American or held by Midwest Banc, which shares shall be cancelled, and shares held by persons exercising their dissenter rights) shall at the Effective Time be converted into the right to receive per share consideration, which consists of either $80.00 in cash (the “Cash Consideration”) or 3.58429 shares of Midwest Banc common stock (the “Stock Consideration”) (collectively, the “Merger Consideration”). Upon such conversion, all such shares of Royal American common stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate shall thereafter represent the right to receive the Merger Consideration and cash for fractional shares upon the surrender of the Certificate(s) in accordance with the terms of the Agreement. Dissenting stockholders will receive cash equal to the fair market value of such Dissenting Shares.

Board of Directors
March 27, 2006

The dollar value of the per share stock consideration will depend on the market value of the Midwest Banc common stock at the time of the exchange of Royal American shares for the per share stock consideration.
Royal American may terminate the Merger if, on the day immediately preceding the anticipated Effective Time of the Merger, the volume weighted average price of Midwest Banc common stock determined during the period of 20 consecutive trading days in which such shares are traded on the Nasdaq National Market ending at the end of the third trading day immediately preceding the Effective Time of the Merger (the “Final VWAP”), declines to less than $19.4460 and that decline is greater than 15 percentage points lower than the change in the average price of the group of companies in the banking industry specified in the Agreement as the Nasdaq Bank Index. However, Royal American may not terminate the Merger if Midwest Banc chooses to issue additional shares of Midwest Banc common stock to the Royal American stockholders such that the total dollar value of the Merger Consideration based on the Final VWAP is equal to $69.70 (the “Additional Stock Amount”).
Each option to acquire Royal American common stock outstanding and unexercised immediately prior to the Effective Time of the Merger will be converted into an option to purchase Midwest Banc common stock, with the following adjustments: (i) the number of shares of Midwest Banc common stock subject to the adjusted option will equal the number of shares of Royal American common stock subject to the original option, multiplied by 3.58429 or the quotient obtained by dividing $69.70 by the Final VWAP in the event Midwest Banc chooses to issue additional stock consideration, with either figure rounded down to the nearest whole share; and (ii) the exercise price per share of Midwest Banc common stock subject to the adjusted option will equal the exercise price for the share of Royal American common stock subject to the original option divided by 3.58429 or the quotient obtained by dividing $69.70 by the Final VWAP in the event Midwest Banc chooses to issue additional stock consideration, with either figure rounded up to the nearest whole cent. Each option will fully vest at the Effective Time of the Merger. The duration and other terms of each adjusted option will be the same as the original option, subject to Midwest Banc’s right to make changes to the exercise price and number of Midwest Banc’s shares subject to such option to the minimum extent necessary to avoid an option holder being penalized under section 409A of the Code, and related guidance.
In addition, if the aggregate number of shares of Royal American common stock in respect of which stock elections have been made exceeds 50% of the number of shares of Royal American common stock outstanding immediately prior to the Effective Time of the Merger, then the number of shares of Royal American common stock for which each holder has made an election to receive Midwest Banc common stock and otherwise would have been entitled to receive Midwest Banc common stock will be reduced proportionately for each such holder (based on the number of shares as to which an election was made by such holder as compared to the number of shares as to which an election was made by all holders) to the extent necessary so that the aggregate number of shares entitled to receive Midwest Banc common stock will equal 50% of the number of shares of Royal American common stock outstanding immediately prior to the Effective Time of the Merger. Under the Agreement, Midwest Banc may, in its sole

Board of Directors
March 27, 2006

discretion, decrease the 50% maximum stock threshold to such number of shares of Royal American common stock as Midwest Banc reasonably determines, after consultation with Royal American and respective tax counsel to Midwest Banc and Royal American, is necessary.
If the aggregate number of shares of Royal American common stock in respect of which stock elections have not been made (nor appraisal rights exercised under Delaware law) exceeds 50% of the number of shares of Royal American common stock outstanding immediately prior to the Effective Time of the Merger, then the number of shares of Royal American common stock for which each holder has not made an election to receive Midwest Banc common stock (nor exercised appraisal rights under Delaware law) will be reduced proportionately for each such holder (based on the number of shares as to which a stock election was not made not appraisal rights exercised by such holder as compared to the number of shares as to which a stock election was not made nor appraisal rights exercised by all holders) to the extent necessary so that the aggregate number of shares entitled to receive cash shall equal 50% of the number of shares of Royal American common stock outstanding immediately prior to the Effective Time of the Merger. Each share of Royal American common stock that is not converted into cash will be converted into the right to receive Midwest Banc common stock.
Opinion
Based on our understanding of the foregoing facts, the Representations, the applicable laws and regulations, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that for federal income tax purposes:
(1)	Provided the proposed Merger of Royal American with and into Midwest Banc qualifies as a statutory merger under applicable state law, the Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. Royal American and Midwest Banc will each be a “party to a reorganization” within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either Royal American or Midwest Banc as a result of the Merger.

(2)	No gain or loss will be recognized by the Royal American stockholders who exchange all of their Midwest Banc common stock solely for Royal American common stock, except, as discussed below, with respect to cash received in lieu of fractional shares of Midwest Banc common stock. Code section 354(a)(1).

(3)	A Royal American stockholder who receives cash in the Merger in lieu of fractional shares of Midwest Banc common stock will be treated as if the fractional shares had been received in the Merger and then redeemed by Midwest Banc in return for the cash, with the redemption generally qualifying as an “exchange” under section 302 of the Code. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder’s adjusted tax basis in the shares of Midwest

Board of Directors
March 27, 2006

Banc common stock allocable to the fractional share. In this instance, any capital gain recognized by a Royal American common stockholder will be long-term capital gain if, at the time of the exchange, the stockholder has held the Royal American common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

(4)	A Royal American stockholder who exchanges his or her Royal American common stock solely for cash will be treated as if shares of Midwest Banc common stock having a fair market value equal to the cash actually received by the Royal American stockholder had been distributed by Midwest Banc as part of the Merger to the stockholder with such shares of Midwest Banc common stock then being redeemed by Midwest Banc in return for the cash actually received by the stockholder as a hypothetical redemption. If such hypothetical redemption constitutes an “exchange” under section 302 of the Code, taking into account the holder’s actual and constructive ownership of Midwest Banc common stock under section 318 of the Code, the Royal American stockholder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the Royal American common stock exchanged. If such hypothetical redemption does not qualify as an “exchange” under section 302 of the Code, generally, the cash received by such stockholder will be treated as ordinary dividend income to the extent of the holder’s appropriate share of earnings and profits. To the extent the cash distribution exceeds the stockholder’s appropriate share of said earnings and profits, such excess will reduce the stockholder’s adjusted basis in the stock. Any further excess will be treated as capital gain from the sale or exchange of the stock. Any capital gain recognized by Royal American common stockholders will be long-term capital gain if, at the time of the hypothetical redemption, the stockholder has held the Royal American common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

(5)	A Royal American stockholder who exchanges his or her Royal American common stock for a combination of cash and Midwest Banc common stock will recognize income or gain in an amount equal to the lesser of the amount of cash received or the gain realized on the exchange. The gain realized on the exchange will equal the fair market value of Midwest Banc common stock received plus the amount of cash received, less the holder’s adjusted tax basis in the shares of Royal American common stock exchanged by the holder. The character of such income or gain is determined by treating the cash received in the exchange as cash received in a hypothetical redemption of Midwest Banc common stock where such shares of Midwest Banc common stock having a fair market value equal to the cash paid to the stockholder are treated as having been distributed by Midwest Banc to the stockholder as a part of the Merger with such shares of Midwest Banc common stock

Board of Directors
March 27, 2006

then being redeemed by Midwest Banc in return for the cash. If such hypothetical redemption constitutes an “exchange” under section 302 of the Code, taking into account the holder’s actual and constructive ownership of Midwest Banc common stock under section 318 of the Code, the Royal American stockholder will recognize a capital gain. If the hypothetical redemption does not qualify as an “exchange” under section 302 of the Code, the holder will recognize ordinary dividend income, generally to the extent of the holder’s appropriate share of earnings and profits. The remainder of the gain, if any, will be a capital gain. It is not entirely clear as to whose earnings and profits, Midwest Banc or Royal American, are to be included in measuring the amount of cash that may be characterized as ordinary dividend income. Holders of Royal American are encouraged to consult their tax advisors to determine particular tax consequences to them. Any capital gain recognized by Royal American common stockholders will be long-term capital gain if, at the time of the hypothetical redemption, the stockholder has held the Royal American common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. No loss may be recognized by a Royal American common stockholder from the combined distribution of cash and Midwest Banc common stock.

(6)	The basis of the Midwest Banc common stock received by Royal American stockholders in the Merger will be the same as the basis of the Royal American common stock surrendered in exchange therefor, decreased by the amount of any cash received and by the amount of any tax basis allocable to any fractional shares for which cash is received, and increased by the amount of any gain or income recognized in the exchange. Section 358(a) of the Code.

(7)	The holding period of the Midwest Banc common stock received by Royal American stockholders will include the holding period of the Royal American common stock surrendered therefor, provided that the Royal American common stock was held as a capital asset in the hands of the Royal American stockholders on the date of the exchange. Section 1223(1) of the Code.

(8)	For corporate stockholders of Royal American common stock, the amount of any dividend, to the extent the Merger Consideration is treated as ordinary dividend income, generally should be eligible for the 70 percent dividends received deduction, subject to the limitations of sections 246 and 246A of the Code and the applicability of the extraordinary dividend rules of section 1059 of the Code.
Limitations of Opinion
Our opinion expressed herein is based solely upon current provisions of the Code, Treasury Regulations, and current judicial and administrative authority. Any future amendment to the

Board of Directors
March 27, 2006

Code or Treasury Regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Service, and the Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged. Tax consequences under state, local and foreign laws are not addressed.
Our opinion addresses only stockholders who are citizens or residents of the United States who hold their Royal American common stock as a capital asset. Our opinion does not address all the tax consequences that may be relevant to particular Royal American stockholders in light of their individual circumstances or to stockholders that are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in stocks or securities or foreign currencies, foreign holders, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax. In addition, our opinion does not address the tax consequences of the Merger to holders of Royal American stock options.
Our opinion is expressed only as to the matters we expressly set forth, and no opinion should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. Further, no opinion is expressed under the provisions of any of the other sections of the Code or Treasury Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the Merger which are not specifically covered by the opinions set forth above.
If any fact, assumption, or representation contained in this opinion letter or the Representations changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.
This opinion is given solely for the benefit of Royal American and the Royal American stockholders, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references to our Firm under the headings “Material United States Federal Income Tax Consequences” and “Legal Matters” in the Prospectus that forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Respectfully submitted,
/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC